Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following articles were made available through links on Comcast’s website:

San Francisco Chronicle: Op-Ed: Comcast and Time Warner Cable merger promises better TV
David L. Cohen
4/23/14

[link to http://www.sfgate.com/opinion/openforum/article/Comcast-and-Time-Warner-Cable-merger-promises-5422517.php]

Comcast and Time Warner Cable agreed to combine operations in order to create a stronger national competitor that can invest to offer better and faster Internet service, a richer and more diverse television experience, and more innovation and advanced services for residential and business customers alike.

The FCC and the Department of Justice will review our transaction in detail. We welcome this examination because any thorough analysis will show that the transaction is pro-consumer, pro-competitive and in the public interest.

Consumers will get:

Faster broadband. Internet speed is tied to investment in broadband networks. Our investment in a faster all-digital network was completed nearly two years ago, while Time Warner Cable lags behind. As a result, the vast majority of our customers receive 25 Mbps or more, while the majority of Time Warner Cable's receive 15 Mbps or less.

Better television and video services. With about 55,000 on-demand and over 350,000 streaming choices, our Xfinity platform gives customers more programming options than anyone in the business. Our new X1 operating system and user interface enable viewers to control their TVs via mobile devices and search for favorite actors or directors across live and on-demand viewing options with just the sound of their voice.

The transaction will:

Advance Network Neutrality. Comcast supported the FCC's 2010 Open Internet rules and remains legally bound by them even after the court decision striking them down for everyone else. The transaction will now extend the geographic reach of these network neutrality rules to millions of Americans in Time Warner Cable territories.

Make the Internet more accessible. Our Internet Essentials program has provided low-cost home Internet to over 1.2 million low-income Americans, making what one civil rights leader called the "biggest experiment ever" on the digital divide even bigger.

Enhance programming diversity. Comcast carries over 160 independent networks, and we've helped launch diverse networks such as TV One, Revolt TV, ASPiRE, BabyFirst Americas, El Rey, and Crossings TV.

Help businesses reduce Internet and telephone service costs. Combining our companies will drive prices down while enhancing quality and service for small, medium and large businesses - especially regional firms that we can't sell to without the expanded reach of the combined company.

While we understand that in any large transaction, concerns can be raised about consolidation, we note that the structure of our industry and the competitive dynamics of the markets where we do business should allay these concerns.

Comcast and Time Warner Cable don't compete with each other. Because we operate in separate territories, there will be no reduction in consumer choice. Ninety-eight percent of Americans can choose from three or more pay-TV services today - not to mention a host of popular and growing online competitors. And that will be exactly the same the day after the transaction is approved.

Post-transaction, we will have less than 30 percent of the market for video - below the FCC's old ownership cap that the federal courts twice invalidated as unfounded. In high-speed Internet markets - properly defined to include cable, fiber, DSL, and wireless (which now provides 20 Mbps or more of speed) - we will have just a 20 percent share. With Google pushing its high-speed fiber into almost three-dozen new communities, competition is clearly increasing and spreading.

Customer service is critical and while we're not there yet, we're making progress. Of course, we know that we have more to do, and we're committed to getting this right.

If this transaction is approved, it will give us the scale and reach to innovate and compete against our national and global competitors. And when Comcast has promised to deliver competitive and public interest benefits, we didn't just keep our promises - we over-delivered. And we will do the same again.

David L. Cohen is executive vice president and chief diversity officer of Comcast Corp.

St. Paul Pioneer Press: Op-Ed: Comcast, TWC combination will advance Net Neutrality, among other things
David L. Cohen
4/23/14

[link to http://www.twincities.com/Opinion/Columnists/ci_25616446/David-L-Cohen:-Comcast-TWC-combination]

Earlier this year, Comcast and Time Warner Cable agreed to combine operations in order to create a stronger national competitor that can invest to offer better and faster Internet service, a richer and more diverse television experience and more innovation and advanced services for residential and business customers alike.

The FCC and Department of Justice will review our transaction in detail. We welcome this examination, because any rigorous, thorough analysis will show that the transaction is pro-consumer, pro-competitive and in the public interest. Here are half a dozen reasons why.

First, consumers will get faster broadband. Internet speed is tied to investment in broadband networks. Our investment in a faster all-digital network was completed nearly two years ago, while TWC lags behind. As a result, Comcast's fastest residential downstream broadband speeds have increased more than 30-fold in the past six years, and the vast majority of our customers receive 25 Mbps or more (with a top speed of 505 Mbps), while the majority of TWC's customers receive 15 Mbps or less (with a top speed of only 100 Mbps). The transaction will accelerate network upgrades and produce a substantially faster and better Internet experience for all of our consumers.

Second, the transaction will deliver better television and video services. With more than 50,000 on-demand and 300,000 streaming choices, our Xfinity platform gives customers more programming options than anyone in the business. Our new X1 operating system and user interface are heralded as state-of-the-art, enabling viewers to control their TVs via mobile devices and search for favorite actors or directors across live and on-demand viewing options with just the sound of their voice. TWC customers will now enjoy these innovations.

Third, the transaction will advance Network Neutrality. Comcast supported the FCC's 2010 Open Internet rules and remains legally bound by them today even after the court decision striking them down for everyone else. The transaction will now extend the geographic reach of these network neutrality rules to millions of Americans in TWC territories.

Fourth, the transaction will make the Internet more accessible. Our acclaimed Internet Essentials program has provided low-cost home Internet to over 1.2 million low-income Americans. Families in cities like New York, Los Angeles and Dallas will benefit from this program for the first time -- making what one civil rights leader called the "biggest experiment ever" on the digital divide even bigger.

Fifth, the transaction will enhance programming diversity. Comcast carries over 160 independent networks today, and we've helped launch diverse networks such as TV One, Revolt TV, ASPiRE, BabyFirst Americas, El Rey, and Crossings TV. Programmers such as Mark Cuban of AXS-TV and Charles Segars of Ovation have publicly applauded our leadership in this respect.

Sixth, the transaction will help businesses reduce the costs of their Internet and telephone services. Combining our companies will extend our competition for Internet, video, and telephone service in the business market, and drive prices down while enhancing quality and service for small, medium, and large businesses -- especially regional firms that we can't sell to without the expanded reach of the combined company.

While we understand that in any large transaction, concerns can be raised about consolidation, the structure of our industry and the competitive dynamics of the markets where we do business should allay these concerns.

Comcast and TWC don't compete with each other at all. Because we operate in separate territories, there will be no reduction in consumer choice. Ninety-eight percent of Americans can choose from three or more multichannel video (pay-TV) services today -- not to mention a host of popular and growing online competitors. And that will be exactly the same the day after the transaction is approved.

David L. Cohen is executive vice president and chief diversity officer of Comcast Corp.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation ("Comcast") and Time Warner Cable Inc. ("Time Warner Cable"), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at

866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as "may", "believe," "anticipate," "could", "should," "intend," "plan," "will," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.